P.E. 6-28-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2002

MAKITA CORPORATION
(Translation of registrant's name into English)

3-11-8, Sumiyoshi-cho, Anjo City,

Aichi Prefecture, Japan
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

Masahiko Goto
President

Date : June 27, 2002

平成14年6月27日

株　主　各　位

愛知県安城市住吉町3丁目11番8号
株式会社 マキタ
取締役社長　後 藤 昌 彦

第90回定時株主総会決議ご通知

拝啓　ますますご清栄のこととお喜び申しあげます。

さて、本日開催の当社第90回定時株主総会において、下記のとおり報告ならびに決議されましたので、ご通知申しあげます。

敬　具

記

報 告 事 項　第90期（平成13年4月1日から平成14年3月31日まで）営業報告書、貸借対照表および損益計算書報告の件

本件は、上記計算書類の内容について報告いたしました。

決議事項

第1号議案　第90期利益処分案承認の件

本件は、原案どおり承認可決され、利益配当金は1株につき9円と決定いたしました。

第2号議案　自己株式取得の件

本件は、本定時株主総会終結の時から次期定時株主総会終結の時までに、当社普通株式400万株、取得価額の総額40億円を限度として取得することが原案どおり承認可決されました。

第３号議案　　定款一部変更の件

本件は、原案どおり承認可決されました。

変更の内容は次のとおりであります。

（下線の部分は変更箇所）

変　　　更　　　前	変　　　更　　　後
（株式の消却） 第６条　当会社は取締役会の決議により、１千６百万株を限度として、平成10年６月27日以降、利益をもって株式を買い受けて消却することができる。	（削除）
（額面株式の１株の金額） 第７条　当会社の発行する額面株式の１株の金額は50円とする。	（削除）
（１単位の株式の数） 第８条　当会社の１単位の株式の数は1,000株とする。	（１単元の株式数および単元未満株券の不発行） 第６条　当会社の１単元の株式の数は1,000株とする。
（新設）	⑵　当会社は、１単元の株式の数に満たない株式（以下「単元未満株式」という。）に係わる株券を発行しない。ただし、株式取扱規程に定めるところについてはこの限りでない。
（名義書換代理人） 第９条　当会社は株式につき名義書換代理人を置く。	（名義書換代理人） 第７条　　（現行どおり）
⑵　名義書換代理人およびその事務取扱場所は取締役会の決議によって選定し、これを公告する。	⑵　　（現行どおり）
⑶　当会社の株主名簿（実質株主名簿を含む。以下同じ）は名義書換代理人の事務取扱場所に備え置き、株式の名義書換、単位未満株式の買取りその他株式に関する事務は、名義書換代理人に取扱わせ、当会社においてはこれを取扱わない。	⑶　当会社の株主名簿（実質株主名簿を含む。以下同じ）は名義書換代理人の事務取扱場所に備え置き、株式の名義書換、単元未満株式の買取りその他株式に関する事務は、名義書換代理人に取扱わせ、当会社においてはこれを取扱わない。

変　　更　　前	変　　更　　後
（株式取扱規程） 第10条　当会社の株券の種類、株式の名義書換、単位未満株式の買取りその他株式に関する手続および手数料は取締役会の定める株式取扱規程による。	（株式取扱規程） 第８条　当会社の株券の種類、株式の名義書換、単元未満株式の買取りその他株式に関する手続および手数料は取締役会の定める株式取扱規程による。
（基準日） 第11条　当会社は毎決算期現在の株主名簿に記載された株主（実質株主を含む。以下同じ）をもって、その決算期に関する定時株主総会において議決権を行使しうる株主とする。 ⑵　前項および定款に定めのある場合を除き、必要があるときには、取締役会の決議によりあらかじめ公告して基準日を定めることができる。	（基準日） 第９条　当会社は毎決算期現在の株主名簿に記載または記録された株主（実質株主を含む。以下同じ）をもって、その決算期に関する定時株主総会において議決権を行使しうる株主とする。 ⑵　（現行どおり）
第12条 ～　（省略） 第17条	第10条 ～　（現行どおり） 第15条
（選任） 第18条　取締役は株主総会において選任する。 ⑵　取締役の選任決議は発行済株式総数のうち議決権を行使しうる株式数の３分の１以上に当たる株式を有する株主が出席し、その議決権の過半数をもって行う。 ⑶　取締役の選任決議は累積投票によらない。	（選任） 第16条　（現行どおり） ⑵　取締役の選任決議は総株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う。 ⑶　（現行どおり）
第19条 ～　（省略） 第27条	第17条 ～　（現行どおり） 第25条

変　　更　　前	変　　更　　後
（選任） 第28条　監査役は株主総会において選任する。 (2)　監査役の選任決議は発行済株式総数のうち議決権を行使しうる株式数の３分の１以上に当たる株式を有する株主が出席し、その議決権の過半数をもって行う。	（選任） 第26条　（現行どおり） (2)　監査役の選任決議は総株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う。
第29条 ～　（省略） 第33条	第27条 ～　（現行どおり） 第31条
（利益配当金） 第34条　利益配当金は毎年３月31日最終の株主名簿記載の株主または登録質権者に支払う。	（利益配当金） 第32条　利益配当金は毎年３月31日最終の株主名簿に記載または記録された株主または登録質権者に支払う。
（中間配当） 第35条　当会社は取締役会の決議により、毎年９月30日最終の株主名簿記載の株主または登録質権者に対し、中間配当をすることができる。	（中間配当） 第33条　当会社は取締役会の決議により、毎年９月30日最終の株主名簿に記載または記録された株主または登録質権者に対し、中間配当をすることができる。
第36条 ～　（省略） 第37条	第34条 ～　（現行どおり） 第35条

以　上

利益配当金のお支払いについて

第90期利益配当金（１株につき９円）は、同封の「**郵便振替支払通知書**」により、払渡しの期間内（**平成14年６月28日から平成14年７月31日まで**）にお近くの郵便局でお受け取りください。

また、銀行預金口座振込をご指定いただいた方には、「**配当金計算書**」および「**お振込先について**」を同封いたしましたのでご確認ください。

(English version)

MAKITA CORPORATION

June 27, 2002

To the Shareholders of
MAKITA CORPORATION

Notice of the Result of the 90th Annual General Meeting of Shareholders

We would like to inform you that the following reports and resolutions were made at the 90th Annual General Meeting of Shareholders held on June 27, 2002.

Masahiko Goto
President
MAKITA CORPORATION
3-11-8, Sumiyoshi-cho, Anjo-city
Aichi Prefecture, 446-8502, Japan

Description

Items reported

Balance Sheet as of March 31, 2002, Statement of Income and Business Report for the 90th fiscal year (from April 1, 2001 to March 31, 2002)

Items resolved

No.1...Approval of the Proposed Appropriation of Retained Earnings for the 90th fiscal year
This item was approved as proposed.
It was decided that cash dividends be paid at ¥9 per share.

No.2...Acquisition of treasury stock
This item was approved as proposed.
The Company may acquire its treasury stock up to 4 million shares of its common stock, with the maximum aggregate acquisition price of 4 billion yen, during the period from the conclusion of this annual general meeting of shareholders to the conclusion of the next annual general meeting of shareholders.

No.3...Partial amendment to the Articles of Incorporation
This item was approved as proposed.
The details of the amendments are as follows:

(Changes are indicated by underlining.)

Before Amendments	After Amendments
Article 6. *(Retirement of shares)* On and after June 27, 1998, the Company may, by a resolution of the Board of Directors, purchase with profit shares of the Company up to sixteen million (16,000,000) shares and retire them.	(Deletion)

Before Amendments	After Amendments
Article 7. *(Par value of each par value share)* The amount of each share of the Company having par value shall be fifty yen (¥50).	(Deletion)
Article 8. *(Number of shares constituting one unit)* The number of shares of the Company constituting one unit of shares shall be one thousand (1,000). (Insert)	**Article 6.** *(Number of shares constituting one unit and non-issuance of certificates for shares constituting less than one full unit)* (1) The number of shares of the Company constituting one unit of shares shall be one thousand (1,000). (2) The Company shall not issue certificates for any number of shares constituting less than one full unit (hereinafter referred to as "shares constituting less than a full unit"), unless otherwise provided for in the Share Handling Regulations.
Article 9. *(Transfer agent)* (1) The Company shall appoint a transfer agent with respect to the shares. (2) The transfer agent and its handling office shall be designated by a resolution of the Board of Directors and public notice thereof shall be given. (3) The register of shareholders of the Company (including the register of beneficial shareholders; hereinafter the same being applicable) shall be kept at the handling office of the transfer agent, and the business pertaining to shares such as registration of transfer of shares and purchase of shares constituting less than a full unit by the Company shall be handled by the transfer agent and the Company shall not handle these matters.	**Article 7.** *(Transfer agent)* (1) (Same as at present) (2) (Same as at present) (3) The register of shareholders of the Company (including the register of beneficial shareholders; hereinafter the same being applicable) shall be kept at the handling office of the transfer agent, and the business pertaining to shares such as registration of transfer of shares and purchase of shares constituting less than a full unit by the Company shall be handled by the transfer agent and the Company shall not handle these matters.
Article 10. *(Share handling regulations)* The denominations of share certificates, registration of transfer of shares, purchase of shares constituting less than a full unit by the Company and any other handling business relating to shares and charges therefor shall be governed by the share handling regulations established by the Board of Directors.	**Article 8.** *(Share handling regulations)* The denominations of share certificates, registration of transfer of shares, purchase of shares constituting less than a full unit by the Company and any other handling business relating to shares and charges therefor shall be governed by the share handling regulations established by the Board of Directors.

Before Amendments		After Amendments	
Article 11.	*(Record date)*	**Article 9.**	*(Record date)*
	(1) The shareholders who are registered on the register of shareholders (including the register of beneficial shareholders; hereinafter the same being applicable) as of the close of a fiscal year shall be entitled to exercise voting rights at the ordinary general meeting of shareholders for such fiscal year.		(1) The shareholders who are registered or recorded on the register of shareholders in writing or digitally (including the register of beneficial shareholders; hereinafter the same being applicable) as of the close of a fiscal year shall be entitled to exercise voting rights at the ordinary general meeting of shareholders for such fiscal year.
	(2) Except for the preceding Paragraph and as otherwise provided in these Articles of Incorporation, the Company may, by a resolution of the Board of Directors, fix a record date whenever necessary upon giving prior public notice.		(2) (Same as at present)
Article 12. through Article 17.	(Omitted)	Article 10. through Article 15.	(Same as at present)
Article 18.	*(Election)*	**Article 16.**	*(Election)*
	(1) Directors shall be elected at general meetings of shareholders.		(1) (Same as at present)
	(2) In order to adopt resolutions for the election of directors, shareholders holding not less than one-third (1/3) of the total number of issued and outstanding shares with voting rights shall be present thereat and a majority of the votes of such shareholders shall be required.		(2) In order to adopt resolutions for the election of directors, shareholders holding not less than one-third (1/3) of the voting rights of the total shareholders shall be present thereat and a majority of the votes of such shareholders shall be required.
	(3) Cumulative voting shall not be used for the election of directors.		(3) (Same as at present)
Article 19. through Article 27.	(Omitted)	Article 17. through Article 25.	(Same as at present)
Article 28.	*(Election)*	**Article 26.**	*(Election)*
	(1) Statutory auditors shall be elected at general meetings of shareholders.		(1) (Same as at present)
	(2) In order to adopt resolutions for the election of statutory auditors, shareholders holding not less than one-third (1/3) of the total number of issued and outstanding shares with voting rights shall be present thereat and a majority of the votes of such shareholders shall be required.		(2) In order to adopt resolutions for the election of statutory auditors, shareholders holding not less than one-third (1/3) of the voting rights of the total shareholders shall be present thereat and a majority of the votes of such shareholders shall be required.

Before Amendments	After Amendments
Article 29. through Article 33. (Omitted)	Article 27. through Article 31. (Same as at present)
Article 34. *(Dividends)* Dividends shall be paid to the shareholders or registered pledgees appearing on the register of shareholders as of the closing thereof on the 31st day of March each year.	**Article 32.** *(Dividends)* Dividends shall be paid to the shareholders or registered pledgees appearing in writing or digitally on the register of shareholders as of the closing thereof on the 31st day of March each year.
Article 35. *(Interim dividends)* The Company may, by a resolution of the Board of Directors, pay interim dividends to the shareholders or registered pledgees whose names appear on the register of shareholders as of the closing thereof on the 30th day of September each year.	**Article 33.** *(Interim dividends)* The Company may, by a resolution of the Board of Directors, pay interim dividends to the shareholders or registered pledgees whose names appear in writing or digitally on the register of shareholders as of the closing thereof on the 30th day of September each year.
Article 36. through Article 37. (Omitted)	Article 34. through Article 35. (Same as at present)